UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-11073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

First Data Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2004 and 2003

and for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

First Data Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of delinquent contributions and assets (held at end of year) as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 21, 2005

First Data Corporation Incentive Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Investments: (see Note 2)
Participant loans	$32,769,625	$27,817,997
Investment in First Data Corporation Master Trust	1,017,613,671	842,707,283

Total investments	1,050,383,296	870,525,280

Receivables:
Employer contributions	685,288	2,103,151
Participant contributions and loan repayments	8,712	1,954,441

Total receivables	694,000	4,057,592

Net assets available for benefits	$1,051,077,296	$874,582,872

See accompanying notes.

First Data Corporation Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Contributions:
Employer	$51,949,456
Participant	68,056,252
Rollover	51,451,240

171,456,948

Transfers from other plans	1,051,054

Investment income:
Plan’s interest in First Data Corporation Master Trust investment income	74,174,104
Loan interest	1,783,014

75,957,118

Total additions	248,465,120

Deductions from net assets attributed to:
Transfers to other plans	27,400
Benefit payments	71,943,296

Total deductions	71,970,696

Net increase in net assets	176,494,424
Net assets available for benefits at beginning of year	874,582,872

Net assets available for benefits at end of year	$1,051,077,296

See accompanying notes.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following description of the First Data Corporation Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan to provide retirement benefits for certain employees of First Data Corporation and its participating subsidiaries (“FDC” or the “Company”), the Plan sponsor. Employees of the Company (i) who are not subject to a collective bargaining agreement, (ii) who receive compensation payable in U.S. dollars, and (iii) who are not leased employees or independent contractors are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligible employees may participate in the Plan and make salary deferral contributions as soon as administratively possible following the date they became an employee.

Administration

The First Data Investment Council (“FDIC”) establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan. The First Data Employee Benefits Committee (“FDEBC”) administers and operates the Plan, and selects and monitors any recordkeepers or third-party administrators of the Plan. Both committees are appointed by the Compensation and Benefits Committee of the Company’s Board of Directors.

Effective December 8, 2004 the FDEBC was split into two separate committees; the EBC which will be responsible for reviewing employee appeals and other fiduciary duties and a new Committee, the Plan Design Committee (“PDC”) (a non-fiduciary committee), which will establish, adopt, amend, terminate, freeze, merge, or transfer all Company employee benefit plans. Each Committee will select, retain and terminate advisors and adopt rules, bylaws and procedures that the Committee deems necessary.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan, along with the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “RSP”), participates in the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”), of which State Street Bank and Trust Company (“State Street” or “Trustee”) is the trustee. Hewitt Associates (“Hewitt” or “Recordkeeper”) is the recordkeeper of the Plan. Assets in participants’ self-directed brokerage accounts, which are part of the Master Trust, are held by Harrisdirect.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the Master Trust, which reduces net investment earnings realized by participants.

Contributions and Vesting

Participants may contribute pre-tax dollars to the Plan of not less than 1% or more than 25% (6% for Highly Compensated Employees, as defined by the Internal Revenue Code (the “Code”), who are eligible to participate in the Company’s Supplemental Incentive Savings Plan) of their eligible compensation, subject to certain limitations imposed by Sections 402(g) and 401(k) of the Code. Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts. Participants are always fully vested in their elective and rollover contributions under the Plan.

Participants age 50 or over before the close of the Plan year are eligible to make an additional tax-deferred payroll contribution, subject to certain limitations imposed by the Code. Participants are fully vested in this “catch-up” contribution.

For participants who have completed at least one year of service, the Company matches 100% of participants’ pre-tax contributions up to 3% of the participant’s eligible compensation. Participants become fully vested in their matching contributions over a four-year service period: 25% after one year, 50% after two years, 75% after three years, and 100% after four years.

Certain employees with five but less than ten years of service, whether or not otherwise enrolled in the Plan, will receive Service-Related Contributions to their Plan accounts equal to 1.5% of their eligible compensation per pay period. For employees with ten or more years of service, the Company will make a Service-Related Contribution of 3% of their eligible compensation per pay period. Employees are always fully vested in any Service-Related Contributions made to their accounts under the Plan.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Employees who opted out of the FDC pension plan or had their FDC pension benefit frozen, or certain employees hired after July 1, 1994 but prior to April 1, 1996, receive additional employer contributions (“ISP Plus Contributions”) equal to 3.4% of their eligible compensation per pay period, which becomes fully vested after five years of service.

The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year who terminated employment due to death, disability or retirement. Any special contributions will be allocated based on the ratio of a participant’s compensation to compensation of all eligible participants and will be made in the form of Company common stock, cash, or any combination thereof. Participants are 100% vested in special contributions. The Company did not make a special contribution in 2004.

Company matching and ISP Plus Contributions become fully vested at the employee’s retirement (defined as attaining age 65), death, or disability. All elective and Company contributions are invested in fund options as directed by participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances, subject to certain limitations. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from six months to five years or 25 years for primary residential loans, subject to certain exceptions. A maximum of two loans per participant, one short-term and one residential, is allowed to be outstanding at a time.

Participant Accounts

Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan. Separate accounts are maintained for each participant, whereby the participant’s account is increased for contributions and investment income net of expenses and decreased for withdrawals, forfeitures, and investment losses. Investment increases and decreases are allocated daily to participant accounts based on their investment options.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Payment of Benefits

Upon retirement, termination of employment with the Company, reaching age 59½, becoming permanently and totally disabled, or death, the vested portion of the balance in the participant’s account is available to the participant or designated beneficiaries in the form of a lump-sum payment. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals will be made in cash.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available, and a Company Stock Fund. Company stock, however, may not be traded in the self-directed brokerage account. A participant may elect to change their investment options daily.

Forfeitures

Forfeitures of terminated participants nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2004, the Company used approximately $996,000 of forfeitures to reduce Company contributions. No forfeitures were used to pay expenses through the Master Trust (Note 3). At December 31, 2004 and 2003, forfeitures of approximately $592,000 and $924,000, respectively, were held in an unallocated account in the Master Trust.

Net Transfers from/to Other Plans

In conjunction with FDC’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to rollover their accounts into the Plan. Such rollovers are included in the “Rollover” line item of the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures and plan assets transferred into and out of the Plan from and to other Company-sponsored qualified plans as a result of employee status changes are included in the “Transfers from/to other plans” line item of the accompanying Statement of Changes in Net Assets Available for

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Benefits. The following summarizes such plan transfers for the year ended December 31, 2004:

Transfers from other plans:
EOne Global Retirement Plan	$1,025,475
Other	25,579

$1,051,054

Transfers to other plans:
Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining
Unit Employees	$27,400

$27,400

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Stocks underlying in the self-directed brokerage account and mutual funds are valued at fair value, based upon quoted market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee, based upon quoted market prices of the underlying assets. The Stable Value, PIMCO Total Return, Vanguard Institutional Index and FDC Stock funds are valued on a unitized basis. Participant loans are valued at cost, which approximates fair market value.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require estimates to be made that

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2004 and 2003, there were approximately $937,000 and $570,000, respectively, in benefits approved but not paid.

3. First Data Corporation Master Trust

The Master Trust was established in 2002 for the investment of assets of the Plan and the RSP. The Plan held an ownership interest in the Master Trust of approximately 96.5% and 96.2% at December 31, 2004 and 2003, respectively. The Plan’s interest in the net investment income from the Master Trust was approximately 97.6% for the year ended December 31, 2004.

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan based on participant elections.

As of December 31, 2004 and 2003, the condensed statement of net assets for the Master Trust is as follows:

	2004	2003
Investments, at fair value:
Cash	$9,089,783	$7,527,537
Mutual funds	670,171,993	515,409,324
Collective trust fund	206,667,413	184,263,000
FDC common stock	151,453,248	152,817,942
Other common stock	15,258,666	14,254,311
Government obligations	488,861	262,398
Preferred stock	50,173	34,688
Corporate bonds	236,628	100,528
Other	161,525	103,102

	1,053,578,290	874,772,830
Dividends and interest receivable	901,542	988,025

Total assets	$1,054,479,832	$875,760,855

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2004 and 2003:

	2004	2003
Invesco Stable Value Fund	$206,667,413	$184,263,000
Vanguard Institutional Index Fund	152,155,788	130,290,421
FDC Common Stock	151,453,248	152,817,942
Fidelity Dividend Growth Fund	87,270,220	80,870,248
Fidelity Freedom 2020 Fund	80,119,666	73,088,389
Franklin Templeton Foreign A Fund	55,088,356	*

*	Did not meet the threshold at the applicable date.

The investment balance includes 3,560,255 and 3,719,103 shares of FDC common stock having fair value of $151,453,248 and $152,817,942 as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, respectively, the Master Trust had accrued approximately $71,000 and $75,000 in dividends from FDC common stock.

Participants are allowed to vote in their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Master Trust for the year ending December 31, 2004 is as follows:

2004
Interest and dividends	$26,862,607
Net appreciation in fair value of investments	51,832,266
Administrative expenses	(2,682,869)

Net investment income	$76,012,004

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

For the year ending December 31, 2004, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2004
Mutual funds	$45,962,233
FDC common stock	5,776,027
Other common stock	61,614
Government obligations	4,680
Preferred stock	4,446
Corporate bonds	(7,099)
Other	30,365

$51,832,266

Expenses of the Master Trust and expenses of the plans participating in the Master Trust are paid through the Master Trust by allocations of administrative fees and forfeitures from the participating plans. During the year ended December 31, 2004, the Company did not use participating plans’ forfeitures to pay administrative expenses (Note 1).

4. Income Tax Status

The Plan received a determination letter dated April 9, 2003 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since applying for this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2004 and 2003.

5. Party-in-Interest and Prohibited Transactions

Certain Plan investments are shares of funds managed by the Trustee and certain Plan investments are in accounts managed by Harrisdirect, the custodian of the self-directed brokerage account, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

As further described in Note 3, the Master Trust holds investments in FDC common stock, therefore these transactions also qualify as party-in-interest transactions. The transactions do not qualify as prohibited transactions.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

5. Party-in-Interest and Prohibited Transactions (continued)

During the Plan year ended December 31, 2004, employee withholdings and employer match contributions in the amount of $385.92 were not remitted by the Company to the trust within the time period as defined by ERISA. Additional amounts totaling $1,543.68 were also not timely remitted in 2005. These transactions constitute prohibited transactions. The Company has remitted the contributions to the trust on May 11, 2005 and has taken the corrective action necessary in order to restore lost earnings to the participant’s account.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$1,051,077,296	$874,582,872
Amounts allocated to withdrawing participants	(937,350)	(570,410)

Net assets available for benefits per the Form 5500	$1,050,139,946	$874,012,462

Benefits paid to participants per the financial statements	$71,943,296
Add: Amounts allocated to withdrawing participants at December 31, 2004	937,350
Less: Amounts allocated to withdrawing participants at December 31, 2003	(570,410)

Benefits paid to participants per the Form 5500	$72,310,236

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

9. Subsequent Events

Effective January 1, 2005, the eONE Global, LP 401(k) Plan merged into the Plan and $14 million of assets were transferred to the Master Trust in the first week of January 2005.

Effective April 1, 2005, an automatic enrollment feature was added to the plan. The Company shall withhold 3% from each participant’s compensation for contribution as a pre-tax contribution to the Plan, unless the participant affirmatively elects not to have such a withholding made.

Supplemental Schedules

First Data Corporation Incentive Savings Plan

EIN: 47-0731996—Plan Number: 002

Schedule H, Line 4a—Schedule of Delinquent Contributions

For the Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)
Identity of Party Involved	Relationship to Plan, Employer or Other Party- in-Interest	Description of Prohibited Transaction	Amount Remitted Late	Date Remitted	Untimely Remittance - Computed Lost Earnings
* First Data Corporation	Plan Sponsor	December 2004 contributions (employee and employer) not timely remitted to trust	$385.92	May 11, 2005	$7.86

*	Denotes a party-in-interest to the Plan (see Note 5).

See accompanying report of independent registered public accountants and notes to financial statements.

First Data Corporation Incentive Savings Plan

EIN: 47-0731996—Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant Loans
* Plan participants	Interest rates ranging from 5.0% to 10.5%, various maturity dates	$32,769,625	$32,769,625

Total Investments			$32,769,625

*	Denotes a party-in-interest to the Plan (see Note 5).

All other investments are held in the FDC Master Trust and have been excluded from this schedule.

See accompanying report of independent registered public accountants and notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN FIRST DATA EMPLOYEE BENEFITS COMMITTEE, as Plan Administrator

Date: June 24, 2005	By:	/s/ GORDON PARRY
Gordon Parry SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Anton Collins Mitchell LLP